EXHIBIT 99.153
                                                                --------------
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
--------------------------------------------------------------------------------


                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                NOVEMBER 14, 2005

               ADVANTAGE ANNOUNCES NEW YORK STOCK EXCHANGE LISTING

                            (TSX: AVN.UN; NYSE: AAV)

CALGARY, ALBERTA - November 14, 2005 - Advantage Energy Income Fund ("Advantage") announces that it is seeking final approval from the New York Stock Exchange ("NYSE") to list its Trust Units and anticipates being listed for trading before mid-December 2005. We believe a listing on the NYSE will result in improved liquidity for all Unitholders, greater access to the U.S. capital markets, and improved cost of capital for future acquisitions.


Advantage is a Calgary-based energy royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders. Trust Units of Advantage are traded on the Toronto Stock Exchange ("TSX") under the symbol "AVN.UN" and will trade on the NYSE under the symbol "AAV" subject to final approvals. Convertible debentures of Advantage trade on the TSX under the symbols "AVN.DB", "AVN.DB.A", "AVN.DB.B", "AVN.DB.C" and "AVN.DB.D".

For further information please contact:

                               Investor Relations
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com


The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.